UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   FULTON, PAUL
   BASSETT FURNITURE INDUSTRIES, INC
   P O BOX 626
   MAIN STREET
   BASSETT, VA  24055
   USA
2. Issuer Name and Ticker or Trading Symbol
   BASSETT FURNITURE INDUSTRIES, INC
   BSET
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   JANUARY 31, 2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   CHAIRMAN OF THE BOARD & CHIEF EXECUTIVE OFFICER
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
COMMON STOCK               |      |    | |                  |   |           |10,000             |D     |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
**OPTION (RIGHT TO BUY|22.625  |     |    | |           |   |***  |5-06-|COMMON      |***    |       |250,000     |D  |            |
)                     |        |     |    | |           |   |     |07   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |**** |     |            |****   |       |            |   |            |
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*****OPTION (RIGHT TO |14.875  |1-18-|A   |V|5,000      |A  |1-18-|1-17-|COMMON      |5,000  |       |15,000      |D  |            |
BUY)                  |        |00   |    | |           |   |01   |10   |            |       |       |            |   |            |
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*****OPTION (RIGHT TO |14.875  |1-18-|A   |V|5,000      |A  |1-18-|1-17-|COMMON      |5,000  |       |            |   |            |
BUY)                  |        |00   |    | |           |   |02   |10   |            |       |       |            |   |            |
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*****OPTION (RIGHT TO |14.875  |1-18-|A   |V|5,000      |A  |1-18-|1-17-|COMMON      |5,000  |       |            |   |            |
BUY)                  |        |00   |    | |           |   |03   |10   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
**GRANTED UNDER THE 1993 LONG TERM INCENTIVE PLAN WHICH IS A RULE 16b-3
PLAN.
***125,000 SHARES AT LEAST 6 MONTHS AFTER 5-06-97 AND WHEN THE PRICE OF THE STOCK EQUALS OR EXCEEDS $29.00 PER SHARE.
****125,000 SHARES VESTED WITH SALE RESTRICTION UNTIL 5-06-02 OR EARLIER, WHEN THE PRICE OF THE STOCK EQUALS OR EXCEEDS $37.00 PER SHARE FOR 10
      CONSECUTIVE DAYS.
*****GRANTED UNDER THE 1997 EMPLOYEE STOCK PLAN.
SIGNATURE OF REPORTING PERSON
PAUL FULTON
DATE
FEBRUARY 10, 2000